



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT Mail Processing
FORM X-17A-5 Section
PART III FEB 29 2012

SEC FILE NUMBER
8- 47035

FACING PAGE Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____ **01/01/11** _____ AND ENDING _____ **12/31/11**
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Performance Trust Capital Partners, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 450

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Chicago   **IL**   **60661**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James V. Lorentsen   **312-521-1000**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __James V. Lorentsen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Performance Trust Capital Partners, LLC_____ , as of __December 31_____ , 20__11____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__CFO__

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

 McGladrey

Independent Auditor's Report

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Performance Trust Capital Partners, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

1

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	2,013,211
Receivable from broker-dealers and futures commission merchants, net		684,136
Receivables from affiliates and employees		538,247
Securities owned, at fair value		221,542,571
Prepaid expenses		674,971
Other assets		33,121
Total assets	$	225,486,257
Liabilities and Member's Equity		
Liabilities		
Payable to broker-dealers and futures commission merchants, net	$	124,832,583
Securities sold under agreements to repurchase		73,705,988
Accounts payable, accrued expenses and other liabilities		6,785,617
		205,324,188
Commitments, contingencies and guarantees (Notes 9, 10 and 11)		
Member's equity		20,162,069
Total liabilities and member's equity	$	225,486,257

The accompanying notes are an integral part of this statement of financial condition.

Performance Trust Capital Partners, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Organization and nature of business: Performance Trust Capital Partners, LLC (the Company) is an Illinois limited liability company formed on December 29, 2006, and is a wholly-owned subsidiary of PT Financial, LLC (the Parent). The Company was formed for the purpose of conducting business as a broker-dealer and a registered investment advisor in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Profit and loss arising from all securities and derivatives transactions are recorded on the trade date, as if they had settled. Interest income and expense are recognized on an accrual basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Securities owned: Securities owned, consisting principally of mortgage-backed securities and state and municipal obligations, are recorded at fair value with the resulting net unrealized gains and losses included in principal trading income of the current period. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded in payable to broker-dealers and futures commission merchants, net, on the statement of financial condition.

Repurchase agreements: Transactions involving sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price.

Offsetting of amounts related to certain contracts: The Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. A master netting arrangement exists if the Company has multiple contracts with a single counterparty that are subject to a contractual agreement that provides for the net settlement of all contracts through a single payment in the event of default on or termination of any one contract.

3

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is not subject to federal income tax, but may be subject to certain state taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recently issued accounting pronouncements: In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Company. The guidance related to Level 3 measurements was effective for periods beginning on or after December 15, 2010, and was adopted by the Company. The adoption did not have a material impact on the financial statements.

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

In November 2011, the FASB issued ASU 2011-11 — *Balance Sheet (Topic 210)* containing new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently evaluating the effect that the provisions of ASU 2011-11 will have on the Company's financial statements.

Performance Trust Capital Partners, LLC

Notes to Statement of Financial Condition

Note 2. Receivable from and Payable to Broker-Dealers and Futures Commission Merchant

Amounts receivable from and payable to broker-dealers and futures commission merchants at December 31, 2011, consist of the following:

	Receivable	Payable
Receivable from clearing broker	$ 42,763	$ -
Payable to clearing broker	-	(67,543,851)
Unsettled transactions with clearing broker	-	(58,360,729)
Deposit with clearing broker	-	100,000
Bond interest and principal receivable	-	971,997
Receivable from futures commission merchants	862,130	-
Open trade equity on short interest rate futures contracts	(220,757)	-
	$ 684,136	$ (124,832,583)

Note 3. Securities Owned

Securities owned, at fair value at December 31, 2011, are summarized as follows:

Mortgage-backed securities	$ 129,424,776
State and municipal obligations	87,167,870
Mutual funds	3,183,962
SBA interest only strips	1,765,963
	$ 221,542,571

Note 4. Fair Value Measurements

As described in Note 1, the Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

Performance Trust Capital Partners, LLC

Notes to Statement of Financial Condition

Note 4. Fair Value Measurements (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Listed derivatives and mutual funds that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. If quoted market prices are not available for mortgage-backed securities and state and municipal bonds, then fair values are estimated using pricing models that present value the anticipated cash flows assuming market discount rates of securities with similar characteristics. These fair values consider observable data that may include prepayment speeds, cash flows, Treasury curve, underlying loans, credit rating, default and severity rates and other terms specific to the security. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

SBA interest only strips are measured using pricing data obtained from third party services and are categorized within Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Receivable from broker-dealers and futures commission merchants, net:			
Open trade equity on short interest rate futures contracts	$ (220,757)	$ -	$ -
Securities owned:			
Mortgage-backed securities	$ -	$ 129,424,776	$ -
State and municipal obligations	-	87,167,870	-
Mutual funds	3,183,962	-	-
SBA interest only strips	-	-	1,765,963
	$ 3,183,962	$ 216,592,646	$ 1,765,963

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4.   Fair Value Measurements (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which the Company used at least one significant unobservable input in the valuation model.

Note 5.   Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements with financial service companies. As of December 31, 2011, the Company is allowed to sell up to $210 million of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a fair value of approximately $76.4 million at December 31, 2011. The Company reports the securities owned it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the counterparty cannot sell the securities. These agreements bear interest at a variable market rate and have an open maturity date. The Company ensures collateral approximates the borrowing amounts and monitors the market value of the securities collateralizing repurchase agreements periodically.

Note 6.   Derivative Instruments

The Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. The Company does not apply hedge accounting as defined by FASB as all financial instruments are marked to market with changes in fair values reflected in the statement of operations. These derivative contracts are recorded on the statement of financial condition in receivable from broker-dealers and futures commission merchants, net.

As of December 31, 2011, the Company's derivative activities used to manage interest rate risk had the following impact on the statement of financial condition:

Statement of Financial Condition:

Type	Fair Value	Notional Value
Receivable from broker-dealers and futures commission merchants, net:		
Open trade equity on short interest rate futures contracts	$ (220,757)	$ 61,000,000

Note 7.   Retirement Plans

At December 31, 2011, the Company had an accrual totaling $274,000 for the profit sharing plan which is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition.

Note 8.   Related-Party Transactions

The Company has an Expense Sharing, Licensing and Service Fee Agreement (Agreement) with Performance Trust Investment Advisors, LLC (PTIA). The Company and PTIA, a registered investment advisor, are under common control. Throughout the year, PTIA and the Company borrow from each other, as necessary. At December 31, 2011, PTIA owed the Company $290,000, which is included in receivables from affiliates and employees in the statement of financial condition.

During 2011, the Company invested in the Performance Trust Municipal Bond Fund for which PTIA serves as the mutual fund's investment advisor. The investment is included in securities owned, at fair value in the statement of financial condition.

Note 8. Related-Party Transactions (Continued)

The Company and the Parent occasionally borrow from each other, as necessary. At December 31, 2011, the Parent owed the Company $78,000, which is included in receivables from affiliates and employees in the statement of financial condition.

From time to time, the Company may provide advances to its employees. At December 31, 2011, employees owed the company $169,000, which is included in receivables from affiliates and employees in the statement of financial condition.

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers and futures commission merchants for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker and futures commission merchants' obligation to comply with rules and regulations of the SEC or CFTC, respectively.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 10. Commitments and Contingent Liabilities

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

The Company is required to maintain a $100,000 deposit with one of its clearing broker-dealers.

The Company has a lease on its Wheaton, Illinois office that expires on August 31, 2013, with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent only for that facility. The Company has satellite sales offices in Short Hills, New Jersey, Kansas City, Missouri, and San Juan, Puerto Rico, each of which is subject to a one year lease with annual renewals.

Note 10. Commitments and Contingent Liabilities (Continued)

Future minimum lease commitments are:

Year ending December 31:

2012	$	176,610
2013		86,294
	$	262,904

Note 11. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $2,499,356, which was $1,983,193 in excess of its required net capital of $516,163. The Company's net capital ratio was 3.10 to 1.